UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*



CORNELL COMPANIES, INC.
-----------------------------------------------------------------
(Name of Issuer)


COMMON STOCK; $0.01 Par Value
-----------------------------------------------------------------
(Title of Class of Securities)


219141108
-----------------------------------------------------------------
(CUSIP Number)


December 31, 2007
-----------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	| X | Rule 13d-1(b)
	|    | Rule 13d-1(c)
	|    | Rule 13d-1(d)





Page 2 of 5

CUSIP Number:	219141108

1) NAME OF REPORTING PERSON
   ALBERT FRIED & COMPANY, LLC
   13-5089432

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) |   |
	(b) | X |

3) SEC USE ONLY

4) CITIZEN OR PLACE OF ORGANIZATION

LLC organized in New York


5) SOLE VOTING POWER
559,823

6) SHARED VOTING POWER
NONE

7) SOLE DISPOSITIVE POWER
559,823

8) SHARED DISPOSITIVE POWER
NONE

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
934,123

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
6.39%

12) TYPE OF REPORTING PERSON
BD


Albert Fried & Company, LLC (AF&Co), an NASD Member firm, is a market maker (dealer) in the issuers common stock. Certain securities reported herein are held by AF&Co in its dealer (market-making) account. The dealer inventory is acquired and disposed of in the ordinary course of business and incident to the establishment of a primary or secondary market for such security in accordance with Section 16(d) of the Securities Exchange Act of 1934. As of December 31, 2007, 445,717 shares were held in the market making account.




Page 3 of 5


1) NAME OF REPORTING PERSON
   ALBERT FRIED Jr.

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) |   |
	(b) | X |

3) SEC USE ONLY

4) CITIZEN OR PLACE OF ORGANIZATION

United States of America

5) SOLE VOTING POWER
374,300

6) SHARED VOTING POWER
NONE

7) SOLE DISPOSITIVE POWER
374,300

8) SHARED DISPOSITIVE POWER
559,823

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
934,123

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
6.39%

12) TYPE OF REPORTING PERSON
IN

Albert Fried Jr., as the managing member of Albert Fried & Company, LLC.(AF&Co), may be deemed the beneficial owner of the shares reported herein by AF&Co. Accordingly, these shares reported herein by Albert Fried Jr. include those shares separately reported herein by AF&Co.

Mr. Fried disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, any beneficial ownership of shares held by AF&Co in its market-maker (dealer) account, except to the extent of his indirect pecuniary interest therein, and this report shall not be deemed an admission that Mr. Fried is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. AF&Co is a market maker (dealer) in the Issuers common stock, acquiring and disposing of the Issuers stock in the ordinary course of business and incident to the establishment of a secondary market for such security in accordance with Section 16(d)of the Securities Exchange Act of 1934.
Page 4 of 5

ITEM 1(a)	NAME OF ISSUER:

		CORNELL COMPANIES, INC.

ITEM 1(b) 	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        1700 West Loop South Suite 1500
		Houston, Texas 77027

ITEM 2(a) 	NAME OF PERSON FILING:
 Albert Fried & Company, LLC.
(The members of Albert Fried & Company, LLC are Albert Fried
Jr., Anthony Katsingris, Christina E. Fried and The Fried Group)

Albert Fried Jr.

ITEM 2(b) 	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

       60 Broad Street; 39th Floor
		New York,NY 10004

ITEM 2(c) CITIZENSHIP:
Please refer to Item 4 on each cover sheet for each filing person.
ITEM 2(d) TITLE OF CLASS OF SECURITIES:

COMMON STOCK, $0.01 Par Value

ITEM 2(e)CUSIP NUMBER:
219141108

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
         13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)  [X] Broker or dealer registered under Section 15 of
                  the Exchange Act.
         (b)  [  ] Bank as defined in Section 3(a)(6)of the
                   Exchange Act.
         (c)  [ ] Insurance company as defined in Section 3(a)(19)
                  of the Exchange Act.
         (d)  [ ] Investment company registered under Section 8 of
                  the Investment Company Act.
         (e)  [  ] An   investment adviser in accordance with
                  Rule 13d-1(b)(1)(ii)(E).
         (f)  [ ] An employee benefit plan or endowment fund in
                  accordance with Rule 13d-1(b)(1)(ii)(F).
         (g)  [ ] A parent holding company or control person in
                  accordance with Rule 13d-1(b)(1)(ii)(G).
         (h)  [ ] A savings association as defined in Section 3(b)
                  of the Federal Deposit Insurance Act.
         (i)  [  ] A church  plan  that  is   excluded   from  the
                  definition of an investment company under Section 3(c)(14) of the Investment Company Act.
         (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c),check this box. [ ] Page 5 of 5

ITEM 4:	OWNERSHIP
Please see Items 5-9 and 11 for each cover sheet for each filing separately.

	4(a)	AMOUNT BENEFICIALLY OWNED: 934,123 SHARES
	4(b) 	PERCENT OF CLASS:	6.39%**

	**Please see Items 5-9 and 11 and footnotes for each cover sheet for each filing separately

ITEM 5 OWNERSHIP OF LESS THAN FIVE PERCENT OF A CLASS:

	NOT APPLICABLE

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        NOT APPLICABLE

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

	NOT APPLICABLE

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

	BD- Albert Fried & Company, LLC, an NASD Member Firm.
	IN- Albert Fried Jr., Managing Member of Albert Fried & Co.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP:

	NOT APPLICABLE

ITEM 10  CERTIFICATION:

Certification filed pursuant to Section 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	05-February-08

ALBERT FRIED & COMPANY, LLC.
By    /s/ Albert Fried, Jr.
	----------------------
	Name:  Albert Fried, Jr
	Title: Managing Member